IN8BIO, INC.

350 5th Avenue, Suite 5330

New York, New York 10118

November 17, 2022

VIA EDGAR

Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Alan Campbell

Re:	IN8bio, Inc. Registration Statement on Form S-3 (CIK No. 0001740279) File No. 333-268288 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IN8bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time, on November 21, 2022, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please confirm that event with Jaime L. Chase of Cooley LLP by phone at (202) 728-7096 or by e-mail at jchase@cooley.com.

[Signature page follows]

Very truly yours, IN8bio, Inc.
/s/ William Ho
By:	William Ho
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]